Exhibit 99.1

NOTICE OF ANNUAL GENERAL MEETING AND EXPLANATORY MEMORANDUM

Notice is given that the Annual General Meeting of shareholders of Parnell Pharmaceuticals Holdings Ltd (Company) will be held on:

Thursday 5 May 2016 at 4:00 p.m. (Central Standard Time) and Friday 6 May 2016 at 7:00 a.m. (Australian Eastern Standard Time).

Meeting to be held by teleconference (Dial-in details below):

United States	1 800 444 2801
Australia	1 800 422547
New Zealand	0 800 440 176
Switzerland	0800 564606
Netherlands	8000220915
United Kingdom	0 808 234 6984
Hong Kong	800 903 191

Participant Code: 5687312

7 April 2016

Dear Shareholder,

On behalf of the Board of Directors of Parnell Pharmaceuticals Holdings Limited (Company), I invite you to join us at our Annual General Meeting (AGM), which has been scheduled as follows:

Date:	5 May 2016 (CST), 6 May 2016 (AEST)
Time:	4:00 p.m. (CST), 7:00 a.m. (AEST)
Venue:	Held by telephone conference (dial-in details above) or by physical attendance at:
7015 College Boulevard, Level 6, Overland Park, Kansas

At this AGM, we will provide an opportunity for shareholders to consider the following:

●	the Company’s financial report and related documents;
●	ratification of appointment of Company auditor; and
●	re-election of the independent directors of the Company.

Details of these items are contained in the enclosed Notice of Meeting.

A proxy form accompanies the enclosed Notice of Meeting. If you are able to attend the AGM, please bring the proxy form with you. Registration will be available from 3:30 p.m. (CST). If you are unable to attend, I encourage you to appoint a proxy to vote on the resolutions contained in the Notice of Meeting on your behalf, by completing and returning the enclosed proxy form. Details of how to submit the proxy form are included with the form.

Please note that a person intending to vote at the AGM on shares held in the name of a Company must bring an authority to the AGM, signed by the Company in favour of the person attending.

I look forward to hearing from you at our AGM.

Yours sincerely,

/s/ Alan Bell

Alan Bell

Chairman

NOTICE OF ANNUAL GENERAL MEETING

Parnell Pharmaceuticals Holdings Ltd

ACN 137 904 413

NOTICE IS HEREBY GIVEN that an annual general meeting (AGM) of shareholders (Shareholders) of Parnell Pharmaceuticals Holdings Ltd (Company) will be held by telephone conference (dial-in details above), on 5 May 2016 at 4:00 p.m. (CST) (6 May 2016 at 7:00 a.m. (AEST)). Shareholders are also welcome to attend in person at 7015 College Boulevard, Level 6, Overland Park, Kansas.

This Notice of AGM is accompanied by an Explanatory Memorandum that contains an explanation of, and information regarding, the resolutions to be considered at the AGM. The Explanatory Memorandum forms part of this Notice of AGM.

AGENDA

Ordinary business

1.	Receipt of the Company's Financial Report

To receive and consider the financial report of the Company and its controlled entities and the reports of the directors and auditors for the year ended 31 December 2015.

Note: There is no requirement for shareholders to approve the report.

2.	Ratification of Appointment of Company Auditor

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

‘That the appointment of PricewaterhouseCoopers, Chartered Accountants, as independent auditor of the Company for the fiscal year ending 31 December 2016 be approved, confirmed and ratified.’

3.	Election of Directors

To consider, and if thought fit, pass the following resolution as an ordinary resolution:

3.1.	‘That Mr Peter Croden, being a director who was appointed by the directors on 8 August 2015 in accordance with the Company’s Constitution, being eligible, offers himself for election, be elected as a director of the Company.’

3.2.	‘That Ms Ellen Richstone, being a director who was appointed by the directors on 12 December 2015 in accordance with the Company’s Constitution, being eligible, offers herself for election, be elected as a director of the Company.’

3.3.	‘That Dr David Rosen, being a director who was appointed by the directors on 12 December 2015 in accordance with the Company’s Constitution, being eligible, offers himself for election, be elected as a director of the Company.’

3.4.	‘That Dr Alan Bell, who retires by rotation in accordance with the Company’s Constitution, being eligible, offers himself for re-election as a director of the Company, be re-elected as a director of the Company.’

Note: each resolution will be voted on separately.

Further information about each item of business is set out in the Explanatory Memorandum to this Notice of AGM.

By order of the Board.

/s/ Alan Bell

Alan Bell

Chairman

Sydney, 7 April 2016

EXPLANATORY MEMORANDUM

This Explanatory Memorandum is an explanation of, and contains information about, the Resolutions to be considered at the AGM. It is given to shareholders of the Company to help them determine how to vote on the resolutions. It has been prepared in connection with the Notice of AGM.

This Explanatory Memorandum does not constitute financial product advice and does not constitute an offer to sell, or an offer to buy, securities in Australia, the United States or any other jurisdiction.

The purpose of the AGM is to consider the following business.

ITEM 1 – FINANCIAL REPORT

On March 4, 2016, the Company filed with the US Securities and Exchange Commission an Annual Report on Form 20-F for the year ended 31 December 2015.

The Australian Corporations Act 2001 (Cth) (Corporations Act) requires

▪	the reports of the directors and auditors; and
▪	the financial report, including the financial statements of the Company for the year ended 31 December 2015,

to be laid before the AGM.

Neither the Corporations Act nor the Company’s Constitution requires a vote of Shareholders on the reports or statements. However, Shareholders will be given ample opportunity to raise questions or comments on the reports and statements at the meeting.

ITEM 2 – RATIFICATION OF THE APPOINTMENT OF COMPANY AUDITOR

PricewaterhouseCoopers have been the Company’s auditors since 2010.

This resolution is put to shareholders to ratify the Audit Committee’s selection of Pricewaterhouse Coopers to serve as the Company’s independent registered public accounting firm to audit our financial statements for the fiscal year 2016. In the event that shareholders fail to ratify the selection of PricewaterhouseCoopers, the Audit Committee will reconsider this selection.

Directors’ Recommendation

The Directors unanimously recommend that shareholders vote in favour of the resolution

ITEM 3 – ELECTION OF DIRECTORS

Item 3 seeks approval for the election of Mr. Peter Croden, Ms. Ellen Richstone and Dr. David Rosen and the re-election of Dr. Alan Bell as directors of the Company.

The composition of our Board continues to undergo a thoughtful and strategic evolution that is facilitated by an annual effectiveness assessment. The Board appointed Mr. Croden as an independent director on 8 August 2015 and appointed Ms. Richstone and Dr. Rosen as independent directors on 12 December 2015.

Mr. Croden, Ms. Richstone, Dr. Rosen and Dr. Bell, being eligible, and in accordance with good corporate governance practice, offers themselves for election and re-election, respectively. The skills and experience of each director standing for election and re-election are set out below.

Mr. Peter Croden

Mr. Croden has over 35 years’ experience in the Animal Health, Biotech, Private Equity and Pharmaceutical industries. Mr. Croden previously held senior pharmaceutical executive positions with The Upjohn Company and Pharmacia & Upjohn Animal Health. As President of the Worldwide Business for Pharmacia & Upjohn Animal Health, Mr. Croden oversaw the fastest growing company in the industry. Mr. Croden also previously held the position of President of Upjohn Canada, before which he resided and worked in Germany as Regional Marketing Manager of Europe. Mr. Croden has also served as the President and CEO of Nephrex, a biotech start-up and as a consultant.

It is proposed that Mr. Croden will continue to serve as a member of the Compensation Committee, the Audit Committee and the Nominating Committee.

Ms. Ellen Richstone

Ms. Richstone is a former private company CEO, Fortune 500 CFO (Rohr Aerospace) and Fortune 500 Treasurer (Data General). Her industry experience includes: Computer Hardware/Software; Communications; Industrial Products; Lighting and Semiconductors; as well as experience in Consumer Products, Automotive, Aerospace and Financial Services. Ms. Richstone currently sits on three public company boards including eMagin, BioAmber and Everyware Global. Ms. Richstone previously sat on other public and private boards including an S&P 500 Company until its sale to a large global consumer products company.

It is proposed that Ms. Richstone will continue to serve as a member of the Compensation Committee, the Audit Committee and the Nominating Committee.

Dr. David Rosen

Dr. Rosen is a healthcare executive with over 30 years of experience in the Animal Health, Pharmaceutical, Private Equity and Medical Device industries. He is currently President and CEO of eNeura Inc., a privately held medical device company specializing in the treatment and prevention of migraine headache. Dr. Rosen previously held senior executive positions as Founder, President and COO of Aratana Therapeutics, an animal health biopharmaceutical company and as Head of Corporate Out Licensing and Divestitures for Pfizer, Inc. in New York City. Dr. Rosen has served on the Board of Directors for several private companies including Ablative Solutions and Adjacent Health Technologies as well as several not-for-profit organizations.

It is proposed that Dr. Rosen will continue to serve as a member of the Compensation Committee, the Audit Committee and the Nominating Committee.

Dr. Alan Bell

Dr. Bell has been our Director and Chairman since 2006. From July 1986 until 2006, he was the sole owner and Managing Director of Parnell Laboratories (Aust) Pty Ltd, our legacy entity. Earlier in his career, Dr. Bell worked in private veterinary practice for eight years. He received his bachelor of veterinary science degree from the University of Queensland in Australia, and is a member of the Australian Institute of Company Directors.

Directors’ Recommendation

The Directors (other than those up for election) unanimously recommend that shareholders vote in favour of the resolution.

VOTING INSTRUCTIONS

Voting instructions are set out in the notes to this Notice of AGM. To ensure that the AGM proceeds efficiently, you are strongly urged to complete the enclosed proxy form (Proxy Form) and return it by the date and time specified in the notes to this Notice of AGM to:

Company Secretary

Parnell Pharmaceuticals Holding Ltd

Unit 4, Century Estate

476 Gardeners Road

Alexandria NSW 2015

Australia

or

the Proxy Form may be emailed: brad.mccarthy@parnell.com or faxed: +61 2 9667 4139

The directors of the Company unanimously recommend that shareholders approve the resolutions and encourage eligible shareholders to vote in favour of the resolutions. The Chairman of the AGM intends to vote undirected proxies for which he is the proxy holder in favour of the resolutions.

NOTES TO THE NOTICE OF ANNUAL GENERAL MEETING

1.	VOTING ELIGIBILITY AND VOTING IN PERSON

Shareholders entered on the register of members of the Company as at 5:00 p.m. on 1 April 2016 will be entitled to attend and vote at the AGM. To vote in person, attend the AGM at the time, date and place set out in the Notice of AGM.

Please note that, if you hold your shares in “street name” through a broker, bank, or other nominee, you must direct the institution that holds your shares to vote them; you are not entitled to vote directly unless the institution holding your shares provides you a proxy issued in your name authorizing you to vote the shares at the AGM. Your broker, bank, or nominee will provide instructions on how to instruct them to vote your shares.

2.	PROXY INSTRUCTIONS

A shareholder entitled to attend and vote at the AGM is entitled to appoint up to two (where the shareholder has more than two votes that can be cast at the AGM) individuals or bodies corporate to act as proxies to attend and vote on the shareholder’s behalf. Where more than one proxy is appointed each proxy may be appointed to represent a specific portion of the shareholder’s voting rights. If the appointment does not specify the proportion or number of votes that each proxy may exercise, each proxy may exercise half of the votes.

A proxy may, but need not, be a shareholder of the Company.

A shareholder that is a body corporate or corporation, or which has been appointed as a proxy, is entitled to appoint any individual to act as its representative at the AGM. The appointment of the representative must comply with the requirements under section 250D of the Corporations Act 2001 (Cth). The representative should bring to the AGM a properly executed letter or other document confirming its authority to act as the shareholder’s corporate representative.

A Proxy Form accompanies this Notice of AGM. The Proxy Form is an integral part of this Notice of AGM and both documents should be read together.

Completed Proxy Forms (and a certified copy of the power of attorney or other instruments or authorities, if any, under which each Proxy Form was signed) should be delivered to the Company by:

♦	mailing them to the Company Secretary at Unit 4, Century Estate, 476 Gardeners Road, Alexandria NSW 2015, Australia; or
♦	emailing them to the Company Secretary at brad.mccarthy@parnell.com; or
♦	faxing them to the Company Secretary on +61 2 9667 4139.

The Proxy Form must be signed by the shareholder or his/her attorney duly authorised in writing. In the case of shares jointly held by two or more persons, all joint-holders must sign the Proxy Form.

To be effective, Proxy Forms must be received by no later than 4:00 p.m. (AEST) on 5 May 2016. Proxy Forms received after this time will be invalid.

Shares Held in Street Name. If your shares are held in “street name” by your broker, bank or other nominee, you will receive instructions from your broker, bank or other nominee that you must follow in order for your shares to be voted. [Internet and/or telephone voting is expected to be offered to street name shareholders.] You may also vote in person at the AGM if you obtain a legal proxy from your broker, bank or other nominee.

Banks, brokers, or other holders of record may vote shares held for a customer in street name on matters that are considered to be “routine” even if they have not received instructions from their customer. A broker “non-vote” occurs when a bank, broker, or other holder of record has not received voting instructions from a customer and cannot vote the customer’s shares because the matter is not considered routine. One of the proposals before the AGM this year is deemed a “routine” matter, namely the ratification of the appointment of PricewaterhouseCoopers as our independent registered public accounting firm for fiscal year 2016 (Item No. 2), which means that if your shares are held in street name your bank, broker, or other nominee can vote your shares on that proposal if you do not provide timely instructions for voting your shares. The election of directors (Item No. 3) is not considered a “routine” matter. As a result, if you do not instruct your bank, broker or other nominee how to vote with respect to this matter, your bank, broker or other nominee may not vote on this proposal and a broker “non-vote” will occur.

3.	NO OTHER MATERIAL INFORMATION

Other than as set out in this Notice of AGM, there is no other information that is known to the Company’s directors which may reasonably be expected to be material to the making of a decision by shareholders whether or not to vote in favour of the proposed resolutions.

4.	WHO MAY ATTEND

All record and beneficial shareholders of the Company and their duly appointed proxies and representatives may attend the meeting in person or telephonically. Any other person may attend the meeting in person or telephonically only at the invitation of the Company.

5.	FURTHER INFORMATION

For more information on the AGM, please contact the Company’s Chief Financial Officer, Brad McCarthy by telephone +61 2 8338 2832 or email brad.mccarthy@parnell.com.

APPOINTMENT OF PROXY

I/We

being a member/s of the Company entitled to attend and vote at the Annual General Meeting of the Company to be held via teleconference on 5 May 2016 at 4:00pm (CST), 6 May 2016 at 7:00 a.m. (AEST), hereby appoint:

Appoint
Name of proxy

or failing the person so named or, if no person is named, the Chairman of the Meeting, or the Chairman’s nominee, to vote in accordance with the following directions or, if no directions have been given, as the proxy sees fit at the Meeting and at any adjournment thereof. If no directions are given, the Chairman intends to vote proxies for which he is the proxy holder in favour of each resolution.

Items of Business

		FOR	AGAINST	ABSTAIN
Item 2	Ratification of Appointment of Company Auditor	☐	☐	☐
Item 3.1	Election of Mr. Peter Croden as a Director of the Company	☐	☐	☐
Item 3.2	Election of Ms. Ellen Richstone as a Director of the Company	☐	☐	☐
Item 3.3	Election of Dr. David Rosen as a Director of the Company	☐	☐	☐
Item 3.4	Re-election of Dr. Alan Bell as a Director of the Company	☐	☐	☐

Signature of Securityholder(s)
Individual or Securityholder 1	Securityholder 2	Securityholder 3

Sole Director and Sole Company Secretary	Director	Director / Company Secretary

		/	/2016
Contact Name	Contact Daytime Telephone	Date